STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 9, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Deborah O’Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 53 (the “Amendment”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Amendment No. 52 to the Registration Statement filed on February 12, 2010 (“Amendment No. 52”) that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on March 25, 2010. Changes in the Amendment also reflect incorporation of comments from the Staff on a recent post-effective registration statement amendment on Form N-1A for Lazard Retirement Series, Inc.

For the convenience of the Staff and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the Fund’s response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment; references to page numbers in our responses are to those in the prospectus and statement of additional information (the “SAI”) filed in the Amendment. As discussed with the Staff, we understand that to the extent a Staff comment made with respect to disclosure for one of the Fund’s Portfolios may apply to one or more other Portfolios, it should be so applied, and we have applied each comment to the other Portfolios as applicable.

PROSPECTUS

Cover Page

1.	Staff Comment: If the Fund intends to use summary prospectuses to satisfy its prospectus delivery obligations pursuant to Rule 498 under the Securities Act, please provide us with a draft of the language that will be included in the legend on the cover page of the summary prospectuses.

Response: The Fund does intend to use summary prospectuses to satisfy its prospectus delivery obligations, and the legend on the cover page of the summary prospectuses will read as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. The Portfolio’s Prospectus and Statement of Additional Information (“SAI”), both dated April 30, 2010, are incorporated by reference into this Summary Prospectus. You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.LazardNet.com/lam/us/lazardfunds.shtml. You can also get this information at no cost by calling (800) 823-6300 or by sending an e-mail request to ContactUs@LazardNet.com.

Summary Section

—U.S. Equity Value Portfolio—Performance Bar Chart and Table; Average Annual Total Returns

2.	Staff Comment: Please delete the following language in the paragraph preceding the performance bar chart:

The table compares the performance of the Portfolio’s Institutional Shares (before and after taxes) and Open Shares over time to that of the Russell 1000 Value Index, an unmanaged index that measures the performance of those Russell 1000 companies (the 1,000 largest companies in the Russell 3000® Index, which consists of the 3,000 largest U.S. companies by capitalization) with lower price-to-book ratios and lower forecasted growth values. Both the bar chart and table assume reinvestment of all dividends and distributions, if any.

A narrative description of the required broad-based securities market index is not permitted by Item 4 of Form N-1A. Such disclosure is permitted only if an additional index is included (see Instruction 2(b) to Item 4).

Response: The specified language has been deleted for all Portfolios as applicable.

3.	Staff Comment: Please amend the headings in the average annual total returns table from “Past Year” to “1 Year” and from “Since Inception” to “Life of Fund.”

Response: The headings have been amended in the tables for all Portfolios as applicable.

—U.S. Strategic Equity Portfolio—Principal Investment Strategies; Average Annual Total Returns

4.

Staff Comment: The first sentence under “Principal Investment Strategies” states that “[t]he Portfolio invests primarily in equity securities, principally common stocks…” Please clarify what types of equity securities other than common stocks the Portfolio invests in.

Response: Investing in equity securities other than common stocks and, for certain Portfolios, ADRs and GDRs, is not a principal investment strategy of any of the Portfolios.

5.

Staff Comment: Please clarify whether the Portfolio’s investments in ADRs includes sponsored ADRs, unsponsored ADRs or both. If the Portfolio invests in unsponsored ADRs as a principal investment strategy, please add corresponding risk disclosure.

Response: None of the Portfolios have a material amount of assets invested in unsponsored ADRs, and none of the Portfolios consider investing in unsponsored ADRs to be a principal investment strategy (or principal investment risk).

6.

Staff Comment: Please format index returns in the average annual total returns table to conform to the format used for Lazard International Strategic Equity Portfolio, which provides index returns corresponding to Institutional Shares and Open Shares separately.

Response: The presentation of index returns for all Portfolios has been conformed to the format used for Lazard International Strategic Equity Portfolio.

—U.S. Mid Cap Equity Portfolio—Principal Investment Strategies; Principal Investment Risks

7.	Staff Comment: Please amend the last sentence of the second paragraph to read: “The Portfolio also may invest up to 15% of its assets in equity securities of non-U.S. companies…”

Response: The requested change has been made.

8.

Staff Comment: With respect to the fourth paragraph under “Principal Investment Risks,” please consider whether the Portfolio engages in foreign currency and other derivatives transactions as a principal investment strategy. If the Portfolio does not consider these investments a principal investment strategy, please remove the related disclosure from the summary section.

Response: Fund management has advised us that, for all Portfolios other than Lazard Global Listed Infrastructure and Lazard Capital Allocator Opportunistic Strategies Portfolios, engaging in foreign currency and other derivatives transactions is not a principal investment strategy, and disclosure relating to these investments has been removed from the prospectus for all Portfolios other than Lazard Global Listed Infrastructure and Lazard Capital Allocator Opportunistic Strategies Portfolios.

—Developing Markets Equity Portfolio—Principal Investment Strategies; Performance Bar Chart and Table

9.

Staff Comment: Please amend the first sentence to read: “The Portfolio invests primarily in equity securities, principally common stocks, of non-U.S. companies whose principal activities are located in emerging market countries (also known as ‘developing markets’).”

Response: The requested change has been made.

10.

Staff Comment: Please correct the information provided for the Portfolio’s “Worst Quarter.” Item 4(b)(2)(ii) of Form N-1A requires disclosure of the lowest return for a quarter during the period of the bar chart.

Response: The information provided for the Portfolio’s “Worst Quarter” has been corrected.

—Emerging Markets Equity Blend Portfolio—Principal Investment Strategies

11.

Staff Comment: Please consider whether it is appropriate to reword the description of the Portfolio’s principal investment strategy to remove references to the Investment Manager’s Emerging Markets Equity Select and Developing Markets Equity investment strategies and focus only on the underlying investment strategies pursued.

Response: The Investment Manager believes that including references to the names of the Investment Manager’s strategies serves to enhance the description of the manner in which the Portfolio will invest. Please note that the underlying investment strategies, and accompanying risks, for each named strategy are described under “Principal Investment Strategies” and “Principal Investment Risks” in the same level of detail as set forth for other Portfolios.

12.

Staff Comment: The second sentence in the third paragraph states that in the Emerging Markets Equity Select strategy “assets are invested in companies that the Investment Manager believes are undervalued…” Please clarify whether this refers to an investment in equity securities or in other types of investments.

Response: Each strategy invests primarily in equity securities. Rather than stating this separately for each strategy, we state in the first sentence under “Principal Investment Strategies” that “[t]he Portfolio invests primarily in equity securities, ….”

—Capital Allocator Opportunistic Strategies Portfolio—Fees and Expenses; Performance Bar Chart and Table

13.

Staff Comment: In the second footnote to the fees and expenses table, please delete the following language: “The addition of Acquired Fund Fees and Expenses will cause Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement to exceed the maximum amounts of 1.02% and 1.32% for Institutional Shares and Open Shares, respectively, agreed to by the Investment Manager.”

Response: The referenced language has been deleted.

14.

Staff Comment: Please correct the information provided for the Portfolio’s “Worst Quarter.” Item 4(b)(2)(ii) of Form N-1A requires disclosure of the lowest return for a quarter during the period of the bar chart.

Response: The information provided for the Portfolio’s “Worst Quarter” has been corrected.

Investment Objectives, Strategies and Risks

—U.S. Mid Cap Equity Portfolio—Principal Investment Risks

15.

Staff Comment: Please consider whether foreign currency and other derivatives transactions are a principal investment strategy of the Portfolio, and whether this disclosure is more appropriate in the SAI.

Response: Please see the response to Comment 8 above.

—International Equity Portfolio—Principal Investment Strategies

16.

Staff Comment: The first sentence of the first paragraph states that the Portfolio will invest “primarily in equity securities, principally common stocks, of relatively large non-U.S. companies...” Please confirm whether the Portfolio invests more than 50% in common stocks of non-U.S. equity companies.

Response: We understand that the Staff interprets “principally” in this context as meaning more than 50%, and the Portfolio complies with this standard. It is expected that ordinarily a substantial majority of its assets are invested in common stocks of non-U.S. companies.

Other Performance of the Investment Manager

17.	Staff Comment: Please confirm whether each composite includes the performance of the relevant Portfolio.

Response: Each composite includes the performance of the relevant Portfolio.

SAI

Description of the Fund and Portfolios—Certain Portfolio Securities

18.	Staff Comment: Please confirm that each Portfolio’s principal investment strategies are disclosed in the prospectus.

Response: Each Portfolio’s principal investment strategies are disclosed in the prospectus.

Investment Restrictions

19.

Staff Comment: Please confirm that the fundamental and non-fundamental investment restrictions on pages 24-26 are consistent. In particular, please explain how the following restrictions are consistent with each other:

•	restriction 3 and restriction 11;
•	restriction 6(C) and restriction 13; and
•	restriction 9 and restriction 15.

Response: Restrictions 11 and 13, as stated in the SAI included in Amendment No. 52, were incorrectly stated. As the Staff observed, they cannot be read consistently. We researched the filing history of the SAI and determined that an error was made in the SAI included within Amendment No. 41 to the Registration Statement, filed on November 30,

2007, when the beginning of each of restrictions 11 and 13 was inadvertently changed from a list of Portfolios corresponding to those listed in restrictions 3 and 6(C), respectively, to instead reference only Lazard U.S. Small-Mid Cap Equity and Lazard International Equity Portfolios.

We have corrected non-fundamental restrictions 11 and 13 in the Amendment to read as follows:

11. for Equity Value, Strategic Equity, Mid Cap, International Equity Select, International Strategic, Global Listed Infrastructure, Emerging Markets Select, Developing Markets, Emerging Markets Blend, High Yield and Opportunistic Strategies Portfolios, invest in illiquid securities as defined in “Certain Portfolio Securities—Illiquid Securities” if immediately after such investment more than 15% of the value of the Portfolio’s net assets would be invested in such securities;

13. for Equity Value, Strategic Equity, Mid Cap, International Equity Select, International Strategic, Global Listed Infrastructure, Emerging Markets Select, Developing Markets, Emerging Markets Blend, High Yield and Opportunistic Strategies Portfolios, invest in interests in or leases relating to oil, gas, or other mineral exploration or development programs;

Regarding restriction 11, please note that the correctly-stated restriction in the Amendment not only remedies the inconsistency issue, but the restated restriction applies to a smaller number of Portfolios, contracting, not expanding, the number of Portfolios to which the higher 15% limit applies. Please note that during the period in which the illiquid securities limit may have been ambiguous for certain Portfolios, the Portfolios were in compliance with the correctly-stated, and more restrictive, restriction 3. As a result, this error was of no effect during the period of time that restriction 11 was incorrectly stated.

Regarding restriction 13, either way that restrictions 6(C) and 13 are read, whether in Amendment No. 52 or in the Amendment, investment in interests in or leases relating to oil, gas or other mineral exploration or development programs is not permitted for any Portfolios. The only difference is whether the applicable restriction is fundamental or non-fundamental. Since the Board did not act during the period that the restriction was incorrectly stated to change the policy without a shareholder vote, this error was similarly of no effect.

Restrictions 9 and 15, which prohibit making investments for the purpose of exercising control or management, apply separately to different Portfolios. Restriction 9 is a fundamental restriction applicable to Lazard U.S. Small-Mid Cap Equity and Lazard International Equity Portfolios, while restriction 15 is a non-fundamental restriction applicable to Lazard International Small Cap and Lazard Emerging Markets Portfolios.

Management

20.

Staff Comment: Please confirm that the SAI included in the Amendment will comply with the new disclosure requirements released by the Commission on December 16, 2009 relating to governance and boards of directors.

Response: The Amendment includes the disclosure required by the new disclosure requirements.

*    *    *    *    *    *    *    *

As discussed with the Staff, we respectfully request that the effective date of the Amendment be accelerated to April 30, 2010 and have included with this filing request letters from the Fund and the Fund's principal underwriter pursuant to Rule 461 under the Securities Act.

We hope the Staff finds this letter and the revisions in the Amendment are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6141 or Linda Y. Kim at 212.806.6173.

Very truly yours,

/s/ Janna Manes

Janna Manes

cc: Linda Y. Kim

April 9, 2010

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Deborah O’Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE LAZARD FUNDS, INC.

By:	/s/ Tamar Goldstein
Tamar Goldstein
Assistant Secretary